FOR IMMEDIATE RELEASE

AutoChina International Addresses Further Factual Inaccuracies in Negative Follow-up Blog Post

Shijiazhuang, Hebei Province, China – February 8, 2011 – AutoChina International Limited (“AutoChina” or the “Company”) (NASDAQ: AUTC), China’s largest commercial vehicle sales, servicing, leasing, and support network, today announced that the Company has reviewed and disagrees with the follow-up blog post from yesterday afternoon by a disclosed short-seller.  As with the anonymous author’s earlier blog post, the Company finds many of the statements lacking in credibility, substance, and accuracy.

On February 3, 2011, AutoChina issued a press release and open letter to shareholders where it addressed several factual inaccuracies in the original blog post made on February 1, 2011 by the author.

In his follow-up post, the author complains that AutoChina “ignored the most damaging questions, while manipulating and sensationalized [sic] others.”  However, the author failed to acknowledge the many errors in his initial post that AutoChina refuted, including the use of incorrect information in his primary accounting allegation against the Company (http://edg1.vcall.com/irwebsites/autochinaintl/Shareholder%20Letter_February%202011.pdf?x=2).  AutoChina encourages current and potential shareholders to draw their own conclusions about the author’s claims.  In addition, the Company encourages everyone to be aware that the author profits if AutoChina’s stock declines, since he discloses that he holds a short position in AutoChina stock.

The author’s follow-up post also included a number of additional material misstatements that the Company would like to clarify:

Regarding AutoChina’s VIE Structure
AutoChina reiterates that the VIE structure has become an established and common holding structure for Chinese companies that are publicly traded outside of China, and that some of the best known, widely vetted, and longstanding public Chinese companies including Baidu and Sina use the structure. Furthermore, the use of this structure is fully disclosed in the Company’s public filings, which also contains disclosure regarding potential risk factors. These risk factors are substantially similar for all Chinese companies using the VIE structure.

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February 8, 2011

Historically, AutoChina has conducted its leasing operations through CITIC Trust Co. Ltd. (“CITIC Trust”), a division of CITIC Group, whereby CITIC Trust acts as an intermediary for all of the Company’s leases.  Since November 2010, AutoChina has also been conducting its leasing operations through a new financial leasing company that is directly and wholly owned by AutoChina, and therefore is not part of the Company’s VIE holding structure.

Regarding AutoChina’s Related Party Interest Expense
The author noted that a potential impact of $0.74 per share to the Company’s income statement could occur if AutoChina’s interest from related party debt were increased to “market rates” of 7%. In his calculation, the author dramatically overstated the amount of related party debt that the Company has outstanding and therefore the impact of an increase in its funding costs. The author’s overstatement also forms the basis of his claim that the Company’s $4.8 million of reported related party interest expense year-to-date is too low and irreconcilable.

For example, the author’s analysis incorrectly estimated $510.1 million of related party loans when the actual amount of total related party debt outstanding as of September 30, 2010 was only $126.2 million. In addition, the Company’s related party loans have been declining, and the average amount outstanding over the past four quarters is approximately $161.3 million.  Assuming that this average amount is provided to AutoChina at the 7% rate that the author suggests, the total interest difference would be approximately $0.24 per share pre-tax (assuming 20 million shares), not $0.74 per share as the author asserts.  Based on this analysis, the author has overstated, by over 3 times, the potential impact of increasing AutoChina’s interest rate (from 4% to 7%) on related party loans.  Although interest expense would naturally go up with a higher interest rate, the author’s use of incorrect information resulted in his significantly miscalculating the effect of such an increase.

Furthermore, based on AutoChina’s quarterly filings, the average amount of related party debt outstanding from Beiguo was approximately $126.8 million over the past nine months, which, at 4% interest equals approximately $3.8 million in interest – which is below the $4.8 million that was actually reported by the Company.  Therefore, the author’s claim that AutoChina’s reported $4.8 million in related party interest expense appears too low is completely without merit.

Regarding the Earnout’s EBITDA Targets
The author incorrectly asserts that the Company’s earnout is based upon EBITDA targets that are not reset annually and are “absurdly low.”  The earnout’s EBITDA targets are indeed reset annually and are and have been publicly disclosed since AutoChina became a public company in April 2009.  For example, if EBITDA in Year One was $100, then EBITDA in Year Two would have to be at least $130 (30% growth) for any earnout award to be issued.  If actual EBITDA in Year Two was $130, EBITDA in Year Three would have to be at least $169 (30% growth from Year Two) for any earnout award to be issued.

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February 8, 2011

Mr. Yong Hui Li, AutoChina’s Chairman and CEO, stated, “AutoChina provided a detailed response to the initial post because it contained several misstatements about AutoChina, and AutoChina is putting out this release to correct additional misstatements.”

Mr. Li continued, “Nonetheless, we respect the author’s right to whatever opinion he has about the Company, though, of course, we generally disagree with the author.  We will continue to correct any inaccurate information in the marketplace, but do not believe it is appropriate for AutoChina to attempt to counter subjective statements that are the opinion of the author.  Once again, we encourage any current shareholder, potential investor, or member of the accredited press to learn more about the Company by visiting any of our 300 branch locations in China or by speaking with management.”

AutoChina believes that investors would be best served by reviewing the Company's public reports filed with the Securities and Exchange Commission and making their own decision about the quality of AutoChina and its business after reviewing such information.

About AutoChina International Limited:
AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.   The Company owns and operates 300 commercial vehicle financing centers across China; and primarily provides sales-type leasing and support services for local customers.  The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:
•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;

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February 8, 2011

•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks.  The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company	Investor Relations
Jason Wang	The Equity Group Inc.
Chief Financial Officer	Adam Prior
(858) 997-0680 / jcwang@autochinaintl.com	Vice President
(212) 836-9606 / aprior@equityny.com

Carolyne Yu
Account Executive
(212) 836-9610 / cyu@equityny.com